SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.___ )

Q-SEVEN SYSTEMS, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

74727Y102
(CUSIP Number)

Peter Kraettli
Kleinfeldstrasse 37
CH - 8887 Mels, Switzerland
[(+41) 81 7230965]
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2002
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Par. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.74727Y102	13D

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Kraettli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES	7	SOLE VOTING POWER 23,562,000 shares
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0 shares
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 23,562,000 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,562,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.11% as of January , 3rd , 2002
14	TYPE OF REPORTING PERSON IN

                      Item 1. Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the "Shares"), of Q-Seven Systems Inc., a Utah corporation with its principal executive office at Churer Strasse 35, CH - 9470 Buchs, Switzerland (the "Issuer").

                    Item 2. Identity and Background

The following is information with respect to the identity and background of the person filing this statement:

                    (a)     This statement is being filed by Peter Kraettli.

                    (b)     Mr. Kraettli's business address is Kleinfeldstrasse 37, CH - 8887 Mels, Switzerland.

                    (c)     Mr. Kraettli is self-employed.

                    (d)     During the past five years, Mr. Kraettli has not been convicted in any criminal proceeding

                    (e)     During the past five years, Mr. Kraettli has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    (f)     Mr. Kraettli Person is a citizen of Switzerland.

                    Item 3. Source and Amount of Funds or Other Consideration

                            The transaction through which the Filing Person acquired the Shares was an exchange of shares by the Issuer with shareholders of Partner Air Plc, an entity organized under the laws of Ireland. Before the merger of the Issuer and Partner Air Plc, Mr. Kraettli owned 785,400 shares of Partner Air Plc. In exchange for each share of Partner Air Plc, Mr. Kraettli received 30 Shares. The Issuer filed a current report on Form 8-K on March 19, 2002, which describes the merger.

                    Item 4. Purpose of Transaction

                            Mr. Kraettli acquired the Shares for investment purposes.

                            Although Mr. Kraettli has no specific plan or proposal to acquire or dispose of the Shares, consistent with his investment purpose, he may at any time and from time to time acquire additional Shares or dispose of any or all of the Shares that he currently owns depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, his liquidity requirements and/or other investment considerations.

                            Also, consistent with the investment purpose, Mr. Kraettli may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Mr. Kraettli may discuss ideas that, if effected, could result in any of the following: the acquisition by persons of additional Shares, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

                            Except to the extent the forgoing may be deemed such plan or proposal, Mr. Kraettli has no present plans or proposals that relate to, or would result in, any of the matters referred to or circumstances described in paragraphs (a) through (j), inclusive, of Item 4 of the General Instructions to Schedule 13D. Mr. Kraettli reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

                    Item 5. Interest in Securities of the Issuer

                    (a)     As of January [3rd ], 2002, Mr. Kraettli owns beneficially 23,562,000 Shares, constituting approximately [40.11%] of the Shares based on [58,729,600] Shares outstanding as of such date.

                            As of September [27th ], 2002, Mr. Kraettli owns beneficially 23,562,000 Shares, constituting approximately [33.88%] of the Shares based on [69,529,450] Shares outstanding as of such date.

                    (b)     Mr. Kraettli has the sole power to vote and to dispose of 23,562,000 Shares.

                    (c)     Mr. Kraettli has not effected any transaction in the Shares during the past sixty days.

                    (d)     No person other than Mr. Kraettli is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the Shares owned by Mr. Kraettli.

                    (e)     Not applicable.

                Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                            Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Kraettli and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loans, or the giving or withholding of proxies.

                Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

Exhibit 1.1	Letter of Intent dated as of January 22, 2001 between Q-Seven Systems, Inc. and Mr. Kraettli, as the majority shareholder of Partner Air Plc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27th , 2002 ______________________________
                                            /s/Peter Kraettli

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (Sec. 18 U.S.C. 1001).